United States securities and exchange commission logo





                              July 1, 2021

       Jonas Grossman
       Chief Executive Officer
       Chardan Healthcare Acquisition 2 Corp.
       17 State Street, 21st Floor
       New York, NY 10004

                                                        Re: Chardan Healthcare
Acquisition 2 Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 4, 2021
                                                            File No. 001-39271

       Dear Mr. Grossman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Summary of the Proxy Statement
       Renovacor, page 19

   1. Please disclose in this summary section Renovacor's history of net losses and lack of commercial revenue,
Renovacor's expectation that it will be several years, if ever, before it has a commercialized
product and that Renovacor anticipates that its expenses will increase substantially
if, and as, it continues its development of potential product candidates.
       Interests of Certain Persons in the Business Combination, page 23

   2. Please quantify the aggregate dollar amounts contributed by the sponsor and affiliates and describe the nature of
what the sponsor and the affiliates have at risk and are dependent on the completion of the
business combination. Include the current value of the securities held, loans extended,
fees due and out-of-pocket expenses for which the sponsor and
 Jonas Grossman
FirstName   LastNameJonas  Grossman
Chardan Healthcare   Acquisition 2 Corp.
Comapany
July 1, 2021NameChardan Healthcare Acquisition 2 Corp.
July 1,2 2021 Page 2
Page
FirstName LastName
         affiliates are awaiting reimbursement. Provide similar disclosure for officers and directors, if material. Provide similar information in your risk factor section and "Interests of Certain
         Persons in the Business Combination" beginning on page 127.
Summary Historical Financial Information of Chardan, page 33

3. Please present your common stock subject to possible redemption line item to be consistent with your historical financial statements.
Comparative Per Share Data, page 37

4. Please expand your disclosures on page 38 to present Renovacor equivalent pro forma per share data assuming both minimum and maximum redemption scenarios. Also, based on your expected exchange ratio of .91, it is not clear that you have appropriately calculated
         Renoacor's equivalent per share data. Refer to the Instructions for
Item 14(b)(10) of
         Schedule 14A for guidance on how to calculate equivalent pro forma per share amounts.
5. Please expand your disclosure to provide additional information regarding the determination of the .91 exchange ratio. Ensure you refer to (i) the number of Renovacor preferred stock and common stock outstanding, (ii) the Preferred Per Share Merger
         Consideration and Common Per Share Merger Consideration as defined in the Merger
         Agreement, and (iii) the 6,500,000 Chardan common stock to be issued to the Renovacor
         Shareholders.
Risk Factors
If Renovacor fails to comply with its obligations in the License Agreement under which it licenses intellectual property..., page 72

6. We note your disclosure that "Renovacor is aware of patents issued to REGENXBIO Inc.
         that claim AAV vectors that have an AAV9 capsid serotype" and that "[i]f Renovacor commercializes any of its product candidates prior to the expiry of those patents in 2026 without a license, it is possible that the patent owner could bring an action claiming infringement." Please disclose whether your lead product candidate relies on the technology potentially protected by these patents and, if so, what impact this would have on your plans to commercialize this product before the patents expire in 2026. Please also disclose this risk under a separately captioned risk factor.
The Sponsor, certain members of the Chardan Board and certain Chardan officers have interests..., page 88

7. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable company or on term less favorable to shareholders rather than liquidate.
8. Please highlight that the sponsors and public shareholders may experience different rates of return and clarify if the sponsors and affiliates can earn a positive rate of return on their
 Jonas Grossman
FirstName   LastNameJonas  Grossman
Chardan Healthcare   Acquisition 2 Corp.
Comapany
July 1, 2021NameChardan Healthcare Acquisition 2 Corp.
July 1,3 2021 Page 3
Page
FirstName LastName
         investment, even if the other SPAC shareholders experience a negative rate of return in the post-business combination company.
9. Please quantify the out of pocket expenses incurred to date. Chardan's stockholders will experience immediate dilution..., page 94

10. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
11. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
12. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Subsequent to the completion of the Business Combination, Chardan may be required to take write-downs or write-offs..., page 97

13. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Proposal No. 1 - The Business Combination Proposal
Aggregate New Renovacor Proceeds, page 116

14. Please specify how far in the clinical development of REN-001 you expect to reach with the cash available to the company assuming both the minimum and maximum redemption.
Chardan Stockholder Support Agreement, page 127

15. We note your disclosure that, concurrently with the execution of the Merger Agreement that certain shareholders representing approximately 14.2% of the issued and outstanding shares entered into a Stockholder Support Agreement with Chardan and Renovacor, pursuant to which such Chardan stockholders agreed, among other things, not to redeem any of their respective shares of Chardan common stock held of record or thereafter acquired prior to the Closing. Please describe any consideration provided in exchange for this agreement.
 Jonas Grossman
FirstName   LastNameJonas  Grossman
Chardan Healthcare   Acquisition 2 Corp.
Comapany
July 1, 2021NameChardan Healthcare Acquisition 2 Corp.
July 1,4 2021 Page 4
Page
FirstName LastName
Background of the Business Combination, page 129

16. Please disclose the total pro forma equity value Chardan assigned to Renovacor in its the
         Initial Letter of Intent and the Final Letter of Intent. As drafted, this value is not clear.
         Please also revise to indicate what the values you disclose were based on.
The Chardan Board's Reasons for the Approval of the Business Combination, page
133

17. We note your disclosure that "[t]he Chardan Board, in evaluating the transaction with
         Renovacor, consulted with its legal counsel, financial and accounting advisors." Please expand your disclosure to more specifically explain the role these advisors played with respect to valuation, analysis and due diligence.
Summary of Chardan Financial Analysis, page 136

18. In relation to your disclosure that Chardan's Board of Directors concluded that the Merger
         Agreement, the other agreements contemplated thereby and the Business Combination are fair to, advisable and in the best interests of Chardan and its shareholders, please revise your disclosure to provide further detail regarding how the valuation of Renovacor was determined and approved, including how it compared to the mean and median values of the companies listed in your comparable company analysis. For example, please include the implied market cap and enterprise value the board used for Renovacor when conducting this analysis and disclose how those values compared to the amounts shown in the tables in this section.
Conflicts of Interest, page 138

19. We note your disclosure on page 140 that you agreed not to consummate your initial business combination with an entity that is affiliated with any of your officers, directors or initial stockholders, unless you have obtained (i) an opinion from an independent investment banking firm that the Business Combination is fair to your unaffiliated stockholders from a financial point of view and (ii) the approval of a majority of your disinterested and independent directors. We also note your disclosure on page 132 that on
         September 23, 2020, Mr. Grossman and Gbola Amusa, MD, the principals of Chardan, were introduced to Magdalene Cook, M.D., the CEO of Renovacor, by Isaac Manke, a
         member of the Chardan Board and a partner of Acorn Bioventures, an investor in
         Renovacor, and your disclosure in this section that Isaac Manke is a partner of Acorn
         Bioventures and that Acorn Bioventures is a 5% or greater stockholder of Renovacor and is expected to be a 5% or greater stockholder of New Renovacor following consummation of the Business Combination. Please disclose how you satisfied the conditions disclosed on page 140 and the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination and to obtain the approval of a majority of your disinterested and independent directors.
20. Please revise the conflicts of interest discussion so that it highlights all material interests
 Jonas Grossman
FirstName   LastNameJonas  Grossman
Chardan Healthcare   Acquisition 2 Corp.
Comapany
July 1, 2021NameChardan Healthcare Acquisition 2 Corp.
July 1,5 2021 Page 5
Page
FirstName LastName
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
21.      Please expand your disclosure regarding Acorn Bioventures    ownership
interest in the
         target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
22. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Proposal No. 2 - The Charter Proposal, page 147

23. Please provide us with your analysis as to why you are not required to unbundle those changes to your certificate of incorporation which are not specific to special purpose acquisition companies into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation
         14A as well as Question 201.01 of the Division   s Exchange Act Rule
14a-4(a)(3)
         Compliance and Disclosure Interpretations. We also note that Proposal 2 appears to overlap with the proposals under "Proposal 3-The Governance Proposal" which is disclosed as being voted upon on a non-binding advisory basis. Please tell us how this complies with the unbundling rules and guidance.
Renovacor's Pipeline, page 183

24. Please revise your pipeline table so that each phase is graphically depicted in separate columns, or tell us the basis for your belief that you will be able to conduct Phase 1/2 and
         Phase 2/3 trials for all your product candidates.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 240

25. Please expand Adjustment I to identify the method used to estimate the fair value of the
         Earnout Consideration and Sponsor Earnout Shares and quantify the significant assumptions utilized. In light of your disclosure that estimates are subject to change, include a sensitivity analysis for the range of possible outcomes. See Rule 11-
         02(a)(11)(ii)(A) of the Regulation S-X. Also, please expand your disclosures to address the potential impact liability accounting for the Earnout Consideration and
         Sponsor Earnout Shares may have on future operating results.
26. Please clarify how you will account for the Earnout RSU awards referred to on page 232 and address the need to include a pro forma adjustment for such awards.
27. Please expand Adjustment F to explain how you determined the $10,074,018 adjustment to additional paid-in capital.
28. With reference to your $1,417,175 Pro Forma Condensed Income Statement Adjustment
         BB, please explain your statement that the costs expensed through accumulated deficit are
 Jonas Grossman
Chardan Healthcare Acquisition 2 Corp.
July 1, 2021
Page 6
      included in the unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021. In this regard, we assume you meant to refer to the year ended December 31, 2020. Please advise or revise.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 241

29. Please expand Adjustment AA to provide the underlying assumptions utilized in the determination of the post-combination expense related to replacement option awards issued.
30. With reference to your disclosures provided in Adjustment C, please expand your disclosures in Adjustment BB to indicate how you determined the $1,417,175 adjustment.
Note 4. Net Loss per Share, page 241

31. Please quantify the outstanding contingent earnout shares, warrants, and outstanding
      RSAs and stock options that are not included in the calculation of diluted earnings per share.
Chardan Healthcare Acquisition 2 Corp. Unaudited Condensed Financial Statements
Note 2. Revision of Previously Issued Financial Statements, page F-26

32. Please expand your disclosures to discuss the underlying accounting that resulted in the recognition of $1,680,000 compensation expense on Private Placement warrants and how such amount was determined.,
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameJonas Grossman
                                                           Division of
Corporation Finance
Comapany NameChardan Healthcare Acquisition 2 Corp.
                                                           Office of Life
Sciences
July 1, 2021 Page 6
cc:       Ryan J. Maierson, Esq.
FirstName LastName